Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2009
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@jp.tdk.com
Notice Regarding Revision of Dividend Projection for Fiscal 2009
TOKYO JAPAN, March 24, 2009 — TDK Corporation (the “Company”) hereby announces that at a meeting of the Board of Directors held today, the Company resolved to revise the projection for dividends per common share for fiscal 2009, the year ending March 31, 2009, as follows:
1.	Reasons for Revision:
When TDK released its fiscal 2009 third-quarter operating results on February 9, it announced plans to pay a year-end dividend per common share of 70.0 yen. However, TDK has closely re-examined the impact on fiscal 2009 consolidated operating results of the pronounced decline in capacity utilization caused by a sudden change in the operating environment, structural reforms and other factors. Consequently, TDK has decided to lower the projected year-end dividend per common share to 60.0 yen.
2.	Details of Revision:

Dividends per Common Share for Fiscal 2009
Record date	Q1-end	Q2-end	Q3-end	Year-end	Annual
Previous projections (announced February 9, 2009)	—	70.0 yen	—	70.0 yen	140.0 yen
Revised projections	—	70.0 yen	—	60.0 yen	130.0 yen
Interim dividend paid	—	70.0 yen	—	—	—
(Reference) Dividends per common share for the previous fiscal year (FY2008)	—	60.0 yen	—	70.0 yen	130.0 yen

Cautionary Statements with Respect to Forward-Looking Statements
This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in applicable laws and ordinances.
The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
March 24, 2009	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager of Corporate Communications Department